NO ACT

DC
PE
10-17-08

[redacted]

08058682

Act: 1933
Section: 2(a)(3)
Rule:
Public Availability: 10/17/2008

Received SEC
OCT 17 2008
Washington, DC 20549

October 17, 2008

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: WorleyParsons Limited (WorleyParsons)
Incoming letter dated October 17, 2008

Based on the facts presented, the Division will not recommend enforcement action to the Commission if WorleyParsons makes the described awards of performance rights to its U.S. employees pursuant to the U.S. sub-plan of the WorleyParsons Performance Rights Plan (WPRP U.S. sub-plan) without registration under the Securities Act of 1933 in reliance on your opinion as counsel that such awards are not sales within the meaning of Securities Act Section 2(a)(3).

The Division is further of the view that WorleyParsons ordinary shares issued to participants upon the vesting of performance rights under the WPRP U.S. sub-plan would not be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act. Non-affiliates may sell WorleyParsons ordinary shares issued to them upon the vesting of performance rights under the WPRP U.S. sub-plan immediately and without restriction, and affiliates may sell ordinary shares received upon the vesting of performance rights under the WPRP U.S. sub-plan pursuant to Securities Act Rule 144, but without regard to the one-year holding period under that rule. In reaching this position, we note your representations that:

- WorleyParsons maintains a listing of its ordinary shares on the Australian Securities Exchange (ASX), where its ordinary shares are actively traded;
- WorleyParsons' ordinary shares are exempt from registration under Section 12(g) of the Securities Exchange Act of 1934 pursuant to Exchange Act Rule 12g3-2(b), and WorleyParsons maintains that exemption by electronically publishing in the English language its disclosure documents required under Australian laws and ASX regulations, which disclosure is substantially similar to the information that would be available if WorleyParsons was subject to Exchange Act reporting; and
- the number of Worley Persons ordinary shares to be distributed annually under the U.S. sub-plan will be relatively small in relation to the number of such shares outstanding, and is expected to be less than 1% of the total number of outstanding ordinary shares.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. This

PROCESSED
OCT 22 2008
THOMSON REUTERS

response expresses the Division's position on enforcement action only and does not express a legal position on the question presented.

Sincerely,

Elliot Staffin
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Jonathan B. Newton, Esq.
Baker & McKenzie LLP
Pennzoil Place, South Tower
711 Louisiana, Suite 3400
Houston, Texas 77002-2746

October 17, 2008

Re: WorleyParsons Limited

Dear Mr. Newton:

In regard to your letter of October 17, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

BAKER & McKENZIE

Baker & McKenzie LLP
Pennzoil Place, South Tower
711 Louisiana, Suite 3400
Houston, Texas 77002-2746, USA

Tel: +1 713 427 5000
Fax: +1 713 427 5099
www.bakernet.com

October 17, 2008

Jonathan B. Newton
Tel: +1 713 427 5018
jonathan.b.newton@bakernet.com

Via E-mail and Hand Delivery

Mr. Elliot Staffin
Office of International Corporation Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Treatment of Performance Rights Awards under Section 2(a)(3) of the Securities Act of 1933 and Resales of Shares Issued Pursuant to Rights

Dear Mr. Staffin:

On behalf of our client, WorleyParsons Limited, a company organized under the laws of Australia (the "Company"), we are seeking to confirm that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company makes certain grants of Rights (as defined below) for no consideration to a relatively broad class of employees in the United States (the "U.S."), subject to the terms and conditions described below, without registration under Section 5 of the Securities Act of 1933 (the "Act") in reliance upon our opinion, based on the facts and analysis set forth herein, that no such registration is required due to the absence of any "offer" or "sale" of securities within the scope of Section 2(a)(3) of the Act. In response to your query as to the Company's position with respect to the resale of the Company's ordinary shares ("Shares") issued following vesting of Rights, we also request confirmation from the Staff that, based on the facts and analysis set forth herein (including our understanding of the policy considerations involved), our understanding of the Act and no-action letters and interpretive releases issued by the Staff, Shares issued to non-affiliate Participants (as defined below) upon vesting of Rights would be eligible to be immediately transferred or sold by Participants without restriction and that affiliate Participants may disregard the one-year holding period requirement in the event they choose to rely on Rule 144 for the resale of their Shares issued upon vesting of Rights.

I. Background and Proposed Transactions

The Company is a foreign private issuer ("FPI"), as defined in Rule 405 of the Securities Act of 1933, as amended (the "Securities Act"), with its Shares traded on the Australian Securities Exchange ("ASX"). Prior to 2004, the Company engaged in business almost exclusively outside of the U.S. In late 2004, the Company acquired Parsons E&C Corporation based in Houston, Texas (now WorleyParsons Corporation). In February 2005, the Company submitted an application to the Commission for the exemption of its Shares from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b). The Commission subsequently confirmed receipt of the Company's application and added the Company to the list of FPIs claiming exemption pursuant to Rule 12g3-2(b). In June 2007, the Company submitted a letter to the Commission in order to avail itself of the benefit of the Commission's amendments to Rule 12g3-2(b) which permit disclosure of required information through the Company's website and/or an electronic information delivery system. Since February 2005, the Company has furnished, provided or made available, as applicable, the information required by Rule 12g3-2(b).[1] We understand that the Company's Shares are currently quoted in the U.S. on the Pink Sheets through no action of the Company.

The Company has adopted a flexible company performance compensation plan, known as the WorleyParsons Limited Performance Rights Plan (the "WPRP"). The WPRP allows the Company to compensate its employees with cash- or equity-based compensation. The participants, manner and type of awards under the WPRP are determined by the Company's board of directors (the "Board"). The Board from time-to-time adopts country-specific sub-plans which respect to awards to employees in individual countries.

Under the WPRP, equity-based awards are generally granted in the form of performance rights ("Rights") which represent the right to receive Shares. Rights are essentially equivalent to bonus or restricted stock. For purposes of its 2008-2009 plan year, the Company contemplates awarding Rights under the WPRP in October 2008 to certain U.S. employees pursuant to a U.S. sub-plan of the WPRP – the WorleyParsons Limited US Performance Rights Plan Rules (the "Sub-Plan"). Under the Sub-Plan, U.S. employees of the Company or its subsidiaries would be granted Rights representing a right to receive Shares, subject to the satisfaction of vesting conditions and Company performance criteria as set forth in a written brochure setting forth the terms, conditions and restrictions related to the Rights and the Sub-Plan. A copy of the Sub-Plan rules is attached hereto as Exhibit A and a copy of the written brochure is attached hereto as Exhibit B. Awards of Rights pursuant to the Sub-Plan in any given Sub-Plan year would be expected to represent less than 1% of the then-outstanding Shares.

The Company contemplates granting Rights to a relatively broad class of senior employees in the U.S. ("Participants"). The Sub-Plan documents make it clear that Participants would not be required to make any contributions, submit cash or property of any kind or pay any sums to receive Rights. Participants would not be able to negotiate terms and conditions of Rights. After receiving a brief e-mail notice of award from the Company, Participants would generally have 10 days to acknowledge their acceptance of the grant of the Rights by clicking a link on a website of the Sub-Plan's administrator and confirming basic Participant information such as name and address.[2] If a Participant choses not to click the link acknowledging acceptance (or does not do so for any reason by the deadline), the

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[1] We note the issuance of the Commission's Release No. 34-58465 on September 5, 2008, which substantially revises Rule 12g3-2(b). We have no reason to believe the Company would not continue to be in compliance with the revised rule, once effective.

[2] We understand that the use of such procedures is commonplace in Australia. The requirement that Participants under the Sub-Plan click a link to acknowledge receipt of Rights stems from the fact that, for simplicity, the WPRP and the Sub-Plan are administered using the same website and service provider. The requirement is for ease of administration of the WPRP only due to the large number of participants in Australia and elsewhere, and is included in the Sub-Plan only for purposes of ease and consistency of administration with the WPRP.

grant of Rights automatically lapses. Participants would not be required to agree to any covenants in order to receive Rights, but the Sub-Plan documents contain standard provisions requiring compliance with applicable securities and tax laws and regulations. As a result, the Sub-Plan is voluntary and non-contributory within the meaning of the Commission's use of such terms in the context of similar employee benefit plans discussed in the Commission's Release No. 33-6188 (February 1, 1980).

The vesting of Rights would be subject to both (1) time and (2) Company performance vesting measures (as described in the Sub-Plan and written brochure, the "Measures"), but would not be subject in any respect to the attainment of individual performance measures. Shares would be issued in the Participants' names immediately upon achievement of the Measures without any investment decision made by the Participants. Participants would have the ability to (a) elect to defer (for up to 3 years) the automatic issuance of Shares upon achievement of the Measures, but would be required to make the election at least 6 months before the potential vesting date, and would only be allowed to do so if it is then substantially uncertain whether the Measures will be achieved and (b) delay the analysis of whether certain Measures related to peer group performance were met from 3 years to 4 years.

Rights awarded under the Sub-Plan would be non-transferable by the Participants. Shares issued pursuant to Rights would be subject to transfer restrictions prohibiting Participants from selling, transferring or otherwise dealing with any Shares issued pursuant to Rights without prior approval of the Board in its sole discretion and as otherwise permitted under the terms of the Sub-Plan. In addition, if in the Board's opinion any Participant were to act fraudulently or dishonestly or breach any of its obligations to the Company or its subsidiaries, the Board could determine that any outstanding Rights lapse, any Shares issued pursuant to such Rights are forfeited or that any of the Measures should be reset. Although an award of Rights under the Sub-Plan would not involve an undertaking by Participants to remain employed by the Company or its subsidiaries and nothing in the Sub-Plan would affect in any manner the right or power of the Company to terminate a Participant's employment, if any Participant's employment ends prior to the satisfaction of the Measures, the Board would be able determine in its discretion the number or proportion of Rights which would vest. Absent such determination, the Rights would automatically lapse. Finally, the Sub-Plan provides that no act shall be done or determination made under the Sub-Plan that would result in the breach of any applicable law, ASX listing rule or the constitution of the Company, and any such act done or determination made shall be considered void and to the extent possible be unwound and of no effect in respect of unvested and unexercised Rights.

II. Analysis

A. Awards of Rights to Participants

The Commission has previously confirmed that restricted stock awarded pursuant to an employee benefit plan at no direct cost to "a relatively broad class of employees" does not constitute a "sale" for purposes of Section 2(a)(3) of the Act, the primary rationale for this approach being that employees do not "individually bargain to contribute cash or other tangible or definable consideration to such plans."[3] A secondary rationale given for this approach has been that "registration would serve little purpose in the context of a bonus plan, since employees in almost all instances would decide to participate if given the opportunity."[4] The Staff has confirmed, through a series of no-action letters dating from the issuance of Release 33-6188 (the "1980 Release") in February 1980 through May 2007, that no registration is required under the Act for grants of bonus stock, restricted stock units or similar awards for no consideration to a reasonably broad class of employees who have not individually negotiated the terms or conditions of the awards.[5]

The Staff has confirmed its position with respect to stock awards: (1) subject to time and company performance vesting, where awards are forfeited if a recipient ceases to be an employee prior to the end of the vesting period or if company performance measures are not met;[6] (2) that vest immediately with the potential for forfeiture if a recipient engages in conduct detrimental to the employer prior to a set date,[7] (3) subject to forfeiture in the event of misconduct leading to termination of a recipient,[8] (4) allowing the grantee to defer issuance of vested units[9] and (5) granted by indirect parents of employers, exempt from the reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b), that issue American Depositary Receipts representing shares of the parent's stock to employees of their subsidiaries.[10] The "no-sale" position has been confirmed by the Commission in each of the foregoing instances because the differing elements of each of the plans addressed in the cited no-action letters did not affect the fundamental premise that the recipients of awards are not making an investment decision in receiving awards under such non-contributory employee benefit plans, and therefore the grants should not be subject to the registration requirements of the Act.

The Rights would be awarded by the Company through Board action to a relatively broad class of senior employees for compensation purposes. No Participant (1) would make an investment decision to acquire Rights, (2) would be required to make contributions of cash, securities or other property of any kind or pay any sums to receive Rights, or (3) would be able to negotiate terms and conditions of Rights. As previously noted, the only action required by Participants to receive Rights would be their acknowledgement of the award by clicking a link on the website of the Sub-Plan's administrator. Finally, although the Sub-Plan documents contain standard provisions relating to compliance with applicable securities and tax laws and regulations, none of the Sub-Plan documents would require Participants to agree to any covenants.

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[3] *See* Commission Release No. 33-6188 (February 1, 1980).
[4] *Id.*
[5] *See e.g.*, the following SEC No-Action Letters: Credithrift Financial Inc., (Aug. 25, 1980); Capital Guaranty Corp. (July 2, 1987); MCA Inc. (May 26, 1992); Farmers Group, Inc. (December 1, 1995); The Goldman Sachs Group, Inc. (August 24, 1998); and Verint Systems Inc. (May 24, 2007).
[6] SEC No-Action Letters to Farmers Group, Inc. (December 1, 1995) and Verint Systems Inc. (May 24, 2007).
[7] SEC No-Action Letter to The Goldman Sachs Group, Inc. (August 24, 1998).
[8] SEC No-Action Letter to Verint Systems Inc. (May 24, 2007).
[9] SEC No-Action Letters to Farmers Group, Inc. (December 1, 1995).
[10] *Id.*

The provisions of the Sub-Plan relating to time and company performance vesting, forfeiture in the event of misconduct, the ability of Participants to defer receipt of Shares or analysis of Measures,[11] and the transfer restrictions after vesting of Rights do not affect the fundamental issues of whether the Participants would be making an investment decision or would be making contributions to receive Rights.[12] Such provisions would merely affect the likelihood and timing of a Participant's non-bargained for receipt of any benefit under the non-contributory Sub-Plan. It is highly unlikely that any employee would not participate if selected for awards granted under the Sub-Plan, since they would be receiving Rights for no consideration. Therefore, registration of Rights under the Act would not serve the purpose for which the Act's registration provisions were intended. Thus, neither the award of Rights nor the delivery of the underlying Shares to Participants upon vesting constitutes a "sale" or "offer" under Section 2(a)(3) of the Act requiring registration under Section 5.

B. Resale of Shares Issued Pursuant to Rights

In the 1980 Release, the Commission took the position that shares distributed pursuant to a stock bonus plan are not "restricted securities" for purposes of Rule 144 and may be resold without restriction by non-affiliates where the following three-part test is met: (1) the issuer of the shares is subject to the periodic reporting requirements of Section 13 of the Exchange Act; (2) the stock being distributed is actively traded in the open market; and (3) the number of shares being distributed is relatively small in relation to the number of issued and outstanding shares of that class. The Commission subsequently amplified these guidelines with respect to the item (3) volume limitation by clarifying that a "relatively small" number of shares would always be involved when the number of shares distributed by a plan to its participants in any given year does not exceed 1% of the then-outstanding securities of the class.[13]

The Staff has confirmed this three-part analysis in response to several no-action requests since the 1980 Release was published.[14] The Staff has also clarified that the scope of the first element includes Rule 12g3-2(b) compliant companies in response to a no-action request by Farmer's Group, Inc. in 1995 (the "Farmers Letter").[15] The issuer in the Farmers Letter was not subject to the periodic reporting requirements of Section 13 of the Exchange Act, but the policy goals of the requirement (namely, the broad dissemination of information about the issuer) were met because there was extensive information available about the issuer due to its compliance with the information requirements of Rule 12g3-2(b).

---

[11] As stated in the SEC No-Action Letter to Farmers Group, Inc. (December 1, 1995), such limited deferral features in the context of a non-contributory plan should be distinguished from the circumstances of a deferred compensation plan in which an employee elects to defer earned salary payments.

[12] The fact that the Company is a FPI exempt from the Exchange Act reporting requirements pursuant to Rule 12g3-2(b) should have no affect on the Commission's analysis.

[13] Commission Release No. 33-6281 (January 15, 1981).

[14] *See e.g.*, MCA Inc. (May 26, 1992); Farmers Group, Inc. (December 1, 1995); and ING Groep N.V. (December 29, 2000).

[15] Farmers Group, Inc. (December 1, 1995).

Based on the facts and analysis set forth herein (including our understanding of the policy considerations involved), our understanding of the Act and no-action letters and interpretive releases issued by the Staff, we believe and are asking the Staff to confirm that the Company satisfies the three-part test established by the 1980 Release and subsequent interpretive materials as follows:

(1) although the Company is not subject to the periodic reporting requirements of Section 13 of the Exchange Act, the Company has provided the information required by Rule 12g3-2(b) since February 2005 and continues to make the extensive information that is required under the laws of Australia and the regulations of the ASX widely available electronically in the English language, such information being substantially similar to the information that would be available if the Company was subject to Exchange Act reporting requirements;

(2) Shares are actively traded on the ASX with an average daily trading volume of over 900,000 Shares for the past three months; and

(3) the number of Shares that would be issued under the Sub-Plan in any given year is expected to be less than 1% of the total number of Shares then issued and outstanding.

Accordingly, Shares distributed to Participants under the Sub-Plan should not be considered "restricted securities" under Rule 144. Shares issued to non-affiliate Participants upon vesting of Rights should be eligible to be immediately transferred or sold by Participants without restriction and affiliate Participants should be able to disregard the one-year holding period requirement in the event they choose to rely on Rule 144 for the resale of Shares issued upon vesting of Rights.

As a practical matter, we believe the disclosure of information by the Company on its website and in conjunction with the ASX website makes information about the Company eminently more available than similar information would have been for the Farmers Group in 1995. In 1995 the internet was in its nascent stage and not used by companies or foreign regulatory bodies to widely disseminate information with respect to issuers. Further, while the Staff noted in the Farmers Letter that, in addition to being a 12g3-2(b) compliant company, the issuer's ADRs representing ordinary shares were entitled to unlisted trading privileges under Section 12(f)(1)(A) of the Exchange Act (which Shares are not entitled to), we do not believe this fact to be dispositive with respect to the policy goals of the first element of the exemption. The availability of unlisted trading privileges for ADRs in the US speaks more to the second element of the exemption regarding the active trading market and liquidity of the security, which in the instant case is satisfied by the Company's high average daily trading volume on the ASX.

III. Conclusion

On behalf of the Company, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company makes grants of Rights as described herein without registration under Section 5 of the Act in reliance on our opinion, based on the facts and analysis set forth herein, that neither the award of Rights nor the delivery of the underlying Shares to Participants upon vesting will constitute a "sale" or "offer" for purposes of Section 2(a)(3) of the Act. Additionally, we request confirmation from the Staff that, based on the facts and analysis set forth herein (including our understanding of the policy considerations involved), our understanding of the Act and no-action letters and interpretive releases issued by the Staff, Shares issued to non-affiliate Participants upon vesting of Rights would be eligible to be immediately transferred or sold by Participants without restriction and affiliate Participants may disregard the one-year holding period requirement in the event they choose to rely on Rule 144 for the resale of Shares issued upon vesting of Rights.

If you require further information, please call me at (713) 427-5018 or Lee McIntyre at (713) 427-5032. If your conclusions should differ from our own, we would appreciate your contacting one of us prior to making any written response to this letter so that we may be afforded the opportunity to clarify our opinion.

Thank you for your attention to this matter. In accordance with your request, we are submitting this letter via electronic mail to staffine@sec.gov and by hand delivery to your address above. Please acknowledge receipt of this letter and its exhibits by return e-mail to jonathan.b.newton@bakernet.com.

Very truly yours,

Jonathan B. Newton
LdM

Jonathan B. Newton

cc: Lawrence S. Kalban, WorleyParsons Limited

EXHIBIT A

Sub-Plan Rules

(see attached)

WorleyParsons

resources & energy

NOMINATIONS & REMUNERATION COMMITTEE
WORLEYPARSONS LIMITED
US PERFORMANCE RIGHTS PLAN RULES

CONTENTS

WorleyParsons

resources & energy

Performance Rights Plan Offer 2008/09

United States

EcoNomics

Invitation

You are invited to receive the number of Performance Rights set out in the online application for Performance Rights.

Each Performance Right represents an entitlement to an ordinary Share in the Company, subject to the satisfaction of vesting conditions and performance criteria.

The Performance Rights are granted to you at no cost. Performance Rights are not transferable and may only be granted to you.

Please ensure you read this letter and the enclosed documentation carefully, in particular the sections that deal with the treatment of Performance Rights on cessation of employment.

You should obtain independent advice from your financial or taxation adviser if you have any queries about whether you should participate in the WorleyParsons Performance Rights Plan (WPRP).

Key Dates

The key dates in relation to this invitation are:

Closing date for applications	Friday, October 10, 2008
Performance Rights grant date	Friday, October 3, 2008

If you wish to receive this grant of Performance Rights, your completed Application form must be received by Computershare Plan Managers no later than 5.00 p.m. (Australian Eastern Time), on Friday, October 10, 2008. Please complete the application form online at www.computershare.com/employee/au/wor

For All US Participants

Dear Performance Rights Recipient,

WorleyParsons Limited Performance Rights Plan Offer 2008 / 2009

On behalf of the Board, I am pleased to invite you to share in the future growth of WorleyParsons Limited (WorleyParsons) by participating in a grant of Performance Rights.

The WorleyParsons Performance Rights Plan (WPRP) is the WorleyParsons' long term incentive plan. You have been chosen to participate in the WPRP as we recognise the important role you will be taking in the future of WorleyParsons. This offer is also our way to say thank you for your valued efforts and dedication.

The WPRP provides you with the possibility of receiving a financial interest in WorleyParsons and motivation to achieve the strategic long term goals and continued strong performance of WorleyParsons.

Under the WPRP, eligible employees will be granted Performance Rights on the terms and conditions determined by the Board. If the vesting conditions are satisfied, the Performance Rights vest and you will be allocated Shares in WorleyParsons.

The grant of Performance Rights is pursuant to the WPRP Rules. You should obtain independent advice from your financial or taxation adviser if you have any queries about participation in your circumstances.

Please ensure you read the WPRP offer document and the WPRP Rules carefully. If you have any questions in relation to this invitation, please contact Ms Melissa Blackley (Remuneration and Benefits Manager).

If you wish to participate in the WPRP, please complete the online application at **www.computershare.com/employee/au/wor** by no later than 5.00pm (Australian Eastern Time) Friday October 10, 2008.

Yours sincerely
WorleyParsons

John Grill
Chief Executive Officer

Contents

1 Terms of The Invitation

This invitation is made on the terms set out in this document and is subject to the rules of the WPRP which have been especially modified for US Participants (US WPRP Rules).

1.1 Grant of Performance Rights

Each Performance Right is an entitlement to one fully paid ordinary Share in WorleyParsons Limited, subject to the satisfaction of the vesting conditions and performance criteria outlined in this offer document.

Upon satisfaction of the vesting conditions and the performance criteria, the Performance Rights vest and are convertible to Shares.

Unless you have made an effective deferral election (see Section 1.8 below), on each vesting date you will be deemed to have exercised your Performance Rights and you will be allocated Shares in WorleyParsons Limited equivalent to the number of Performance Rights which have vested.

1.2 Number of Performance Rights granted

The Board determines the number of Performance Rights each eligible employee may be granted.

1.3 Price of Performance Rights and Shares

The Performance Rights will be granted to you at no cost, i.e. no amount will be payable by you on grant of your Performance Rights. Further, upon vesting, unless you have made an effective deferral election (see Section 1.8 below) your Performance Rights automatically convert to the underlying Shares and you will be subject to tax on the value of the Shares at vesting as described in Section 2.

1.4 Vesting Conditions – Performance Criteria (hurdle)

Vesting conditions determine when and the number (if any) of the Performance Rights that will convert to Shares.

The Performance Rights granted to you will only vest to the extent that specified conditions and performance targets are satisfied over the testing period (three to four years as noted below).

The conditions are that:

- You must still be an employee of WorleyParsons (or a Group Company); and
- The prescribed performance targets must be met.

There are two specific performance targets and each is based on a different measure. The measures are:

- Growth in WorleyParsons' fully diluted earnings per share (EPS); and
- Relative performance of WorleyParsons' Total Shareholder Return (TSR) when compared with the TSR of a relevant peer group of companies.

EPS Measurement Table

Average compound growth in EPS of WorleyParsons over a three year performance period: July 1, 2008 - June 30, 2011	**Proportion of Performance Rights that may be exercised if the EPS performance hurdle is met:**
Less than 10% p.a.	0%
At 10% p.a.	20%
More than 10% p.a., but less than 20% p.a.	Pro-rated vesting between 21% and 39%
At 20% p.a. or greater	40% (maximum of award)

1.5 EPS Growth Performance Condition

Forty percent (40%) of your Performance Rights grant will be subject to EPS measurement. The table above outlines the number of Performance Rights which will vest and therefore be converted into Shares. Performance Rights subject to the EPS hurdle will only become converted into Shares once the Board has advised you of the EPS performance and the number of Performance Rights which will vest. This will be on September 30, 2011.

Growth in EPS will be measured by comparing basic EPS for the period commencing on July 1, 2008 and ending June 30, 2011. Where the EPS performance criteria has not been satisfied, the Performance Rights will lapse.

1.6 TSR Performance Condition

Sixty percent (60%) of the Performance Rights are subject to a performance condition requiring comparison of WorleyParsons' TSR to the individual TSRs of a relevant peer group of companies. The peer group of companies, for the purpose of TSR measurement only, will comprise of companies that compete with WorleyParsons for customers, people and capital. This peer group would be subject to similar challenges, opportunities, and market sentiment, reflecting a fair assessment of WorleyParsons' performance. This peer group is likely to be comprised of AECOM, Aker Kvaerner, Amec, Fluor, FosterWheeler, Jacobs Engineering, John Wood Group, KBR, SNC-Lavalin and URS Corporation. The Board has the discretion to adjust this comparator group to take into account events including, but not limited to, takeovers or mergers that might occur during the performance period.

TSR performance will be measured annually against the peer group of companies over the period from three or four years after July 1, 2008.

The TSR measure will be initially assessed at the end of the three year performance period. If the hurdle is not met in year three, the TSR hurdle may be retested in year four. The retest period covers the four year period from the date of grant to the end of year four. The election to retest is irrevocable. Where you elect to retest at the end of year three, you will forgo any portion of the rights that met the TSR hurdle in year three.

Performance Rights cannot be exercised until the TSR performance over the relevant performance period is confirmed by the Board and advised to you. Depending on the results of the TSR test and the election you make in respect of retesting, the Performance Rights will become exercisable on September 30, 2011 or September 30, 2012.

The table on Page 7 outlines the number of the Performance Rights which will vest.

TSR Measurement Table

Performance against peer group of companies over a three-four year performance period July 1, 2008 - June 30, 2011 (or June 30, 2012)	Proportion of that may be exercised if the TSR performance hurdle is met:
Less than 50th percentile	0%
At 50th percentile	30%
More than 50th and up to 75th percentile	Pro rata between 31% and 59%
More than 75th percentile	60% (maximum of award)

The table illustrates –

- If the relative TSR performance of WorleyParsons during the performance measurement period (i.e. years one to three or four) does not exceed the 49th percentile at any time, then no Performance Rights will vest.
- If the relative performance of WorleyParsons during the performance measurement period (i.e. years one to three or four) exceeds the 75th percentile at any time, then all the Performance Rights will vest.
- If the relative performance of WorleyParsons during the performance measurement period (i.e. years one to three or four) is between the 50th and 76th percentiles, then the formula noted in the above table will be used to determine the number of Performance Rights which will vest.



1.7 Grant, Vesting and Expiry Dates

The table below specifies the earliest and latest dates that the proportion of Performance Rights may vest.

Type of Hurdled Performance Rights	Grant Date	Performance Measurement Period	Deferral Election Date	Vesting Date or Start of Deferral Period	Final Date to Receive Deferred Vested Shares
EPS	October 3, 2008	July 1, 2008 to June 30, 2011	*Prior to December 31, 2010	September 30, 2011	September 30, 2015
TSR		July 1, 2008 to June 30, 2011 or June 30, 2012	*Prior to December 31, 2010	September 30, 2011 or September 30, 2012	

* See also secton 1.9

1.8 Deferral Election

Unless you make a valid deferral election, subject to satisfaction of the vesting conditions and performance criteria and notification from the Board confirming satisfaction of the vesting criteria, you will receive the number of Shares equal to your vested Performance Rights, as adjusted (see section 2.2.1).

If you want to defer the issuance of Shares then you must make an irrevocable deferral election covering all the Shares to which you may become entitled no later than six months before the end of the performance measurement period and at a time when it is substantially uncertain whether the performance measures (EPS and TSR) will be achieved.

Because it is unknown whether the TSR measurement period will extend beyond three years, your deferral election may not be made more than 30 months after the grant date. The latest date for a deferral election is December 31, 2010.

If you make a timely deferral election, you must select a date that is up to three years after the earliest vesting date. Your election must defer the issuance and delivery of all the Shares into which your Performance Rights convert. For example, you may not defer only the portion of the Shares attributable to the EPS hurdle.

During the deferral period, it is possible that you could forfeit your rights to the Shares. See section 1.10 below.

Under the following circumstances, your Shares may be issued and delivered before the end of the deferral period:

- you have an unforeseen financial emergency;
- you cease employment with WorleyParsons or become permanently disabled;

- you require the sale of Shares to satisfy your tax liability in connection with the US WPRP provided that the sale of such Shares shall occur only to the extent permitted under U.S. Internal Revenue Code ("Code") Section 409A; or
- all or part of your Shares are required to be paid to a former spouse in connection with a qualified domestic relations order.

If payment of the Shares occurs due to your cessation of employment, and you are not a "specified employee" for purposes of Code Section 409A your Shares will be issued to you as soon as practical after your termination.

Alternatively, if payment of the Shares occurs due to your cessation of employment and you are a "specified employee" for Code Section 409A purposes, you will not be issued the Shares until more than 6 months has elapsed from the date your employment terminated.

1.9 Restrictions

Unless you make a valid deferral election, Shares in WorleyParsons equivalent to the number of Performance Rights which have vested will be issued to you as soon as practicable but no later than March 15 of the year following the year in which they vest. Although the Shares are issued in your name, they are subject to the transfer restrictions describe below.

If you make a valid deferral election, you will retain your Performance Rights. No Shares will be issued to you until the deferral period ends unless you terminate employment, as described in Section 1.8 above., die or become permanently disabled.

You may not sell, transfer or otherwise deal with any Performance Rights or the Shares that may be allocated to you before or during the deferral period.

During the deferral period (before the Shares are actually issued to you but after the Performance Rights have vested):

- you will not be entitled to receive any dividends and other distributions, bonus issues or other benefits payable in respect of your Shares;
- you will not be entitled to receive notices given by WorleyParsons to shareholders generally; and
- you will have no voting rights attaching to the Shares, either generally or in respect of a particular resolution.

However, if cash dividends are issued to record holders of Shares during the deferral period, then you will receive a cash payment that is equivalent to the cash dividends.

The Shares allotted to you are subject to transfer restrictions. The Board has determined that the following transfer restrictions will apply to the 2008/09 Performance Rights. You may not sell, transfer or otherwise deal with any Shares allocated to you while those Shares are subject to transfer restrictions. After your Performance Rights have been allocated, you may apply to the Board for a release of Shares. The Board will consider all applications in its discretion.

Upon receipt of an application the maximum number of Shares the Board will release are as follows:

- At vesting (or the expiration of your deferral election), and over the following 12 months, the Board will only release up to a maximum of one-half of the Shares you would be entitled. For example, assume you are granted 1,000 Performance Rights under this invitation. At the end of the vesting period (i.e. September 30, 2011), assume all the vesting conditions are satisfied and all of your Performance Rights vest, you immediately are credited with 1,000 Performance Rights and receive 1,000 Shares which are subject to a trading restriction.
- In the first year after the date of vesting (i.e. during the year commencing October 1, 2011 to September 30 2012), you apply for early release from the restriction period

for the 1,000 Shares. If the Board accepts your application, the Board will only release a maximum of 500 Shares. The same maximum will apply if an application is made in the year commencing October 1, 2012 to September 30, 2013. After the end of the second year you may apply for the full release of your Shares at any time.

1.10 Lapse of Performance Rights

Please refer to the US WPRP Rules for further information regarding the lapse (forfeiture) of Performance Rights.

In some circumstances Performance Rights will lapse prior to the Expiry Date. These circumstances are set out in Rules 4.2 to 4.7 of the WPRP Rules as modified by Sections 4.2 through 4.5 and 4.7 of the US WPRP Rules. In particular, you should note that to the extent Performance Rights do not vest (for example, your employment is terminated for cause or because the Performance Criteria are not met), the Performance Rights will lapse on the date of cessation of your employment or the date the Performance Criteria is not met (as appropriate). In addition, if, in the Board's opinion, you act fraudulently or dishonestly or are in breach of your obligations to any member of the WorleyParsons group, the Board may determine that any of your Performance Rights which have not vested, or which have vested but have not yet been exercised, lapse. The Board may also determine that Shares you hold are forfeited, or that the Performance Criteria should be reset.

1.11 Cessation of Employment

Subject to sections 4.2 through to 4.5 and 4.7 of the US WPRP Rules, if your employment with the Group Company ends for any reason prior to the satisfaction of the performance criteria, the Board in its absolute discretion may determine the number or proportion (if any) of your Performance Rights which vest and may be deemed exercised, and the basis (i.e. the conditions, timing, etc) upon which such vesting occurs.

The Board may consider any factors it deems relevant in making its determination.

If the Board does not make a determination, your Performance Rights will automatically lapse at the time you cease to be an employee or otherwise cease to satisfy any relevant conditions imposed by the Board.

Where the Board determines in its discretion that your Performance Rights will vest, the Performance Rights will be deemed exercised and the relevant number of Shares will be issued to you no later than two and a half months following the end of the calendar year in which the Performance Rights vest.

1.12 Fraudulent and Dishonest Actions

As mentioned above, section 4.7 of the US WPRP Rules provides, in summary, that:

- If, in the opinion of the Board, you act fraudulently or dishonestly, or are in breach of your obligations to any Group Company, then the Board in may in its absolute discretion:
  - (i) deem your unvested Performance to have lapsed; and/or
  - (ii) deem your vested but unexercised Performance Rights to have lapsed; and/or
  - (iii) deem all or any Shares you hold as a result of the vesting and deemed exercise of the your Performance Rights to have been forfeited; and

- If, in the opinion of the Board, your Performance Rights vest as a result of the fraud, dishonesty or breach of obligations of another person and the Performance Rights would not have otherwise vested, the Board may determine that the Performance Rights have not vested and:
  - (i) if Shares have not been allocated upon the exercise of Performance Rights, that the Performance Rights have not vested and reset the applicable Performance Criteria;
  - (ii) if Shares have been allocated upon the exercise of Performance Rights, that the Shares are forfeited by the Participant and that new Performance Rights be granted; or
  - (iii) that other treatment in relation to Performance Rights or Shares is appropriate to ensure no unfair benefit is obtained as a result of such actions of another person.

1.13 Takeovers and Consolidations

If there is a change of control (as defined for purposes of Code Section 409A) of WorleyParsons, all unvested Performance Rights shall vest and be deemed exercised, having regard to pro rata performance and whether the appropriate performance hurdles have been met at the time. The Performance Rights will be deemed exercised and the relevant number of Shares will be issued to you no later than two and a half months following the end of the calendar year in which the Performance Rights vest.

1.14 How to Defer Shares based on your Performance Rights

To defer the delivery of Shares based on your vested Performance Rights, you must complete the Notice of Deferral Form accompanying this offer and deliver it to the Company Secretary no later than December 31, 2010. Once your deferral election is made, you can not revoke or modify it.

If you participate in the US WPRP by applying for and accepting the grant of Performance Rights, you are bound by the US WPRP Rules. In particular, you should note section 4.6 of the WPRP in relation to the lapse of Performance Rights in cases of fraudulent or dishonest actions.

1.15 Costs and Charges

WorleyParsons will bear all brokerage, commission, stamp duty or other transaction costs payable in relation to the grant of Performance Rights under the WPRP and in relation to the allocation of Shares on exercise of your Performance Rights.

Costs associated with disposing of your Shares will be your responsibility. Any taxes applying to the award, acceptance, vesting or exercising of your Performance Rights are your sole responsibility. Refer to section 2 below for further information regarding taxation issues.

1.16 Overseas Assignments

If you undertake an overseas assignment or transfer while you hold US Performance Rights, you should note that in some cases it may not be possible for the Company to deliver Shares to you on the vesting of your Performance Rights, as securities and other relevant legislation of the country to which you are transferred may not permit delivery of Shares. In these circumstances, the Company reserves the right to defer delivery of your Shares or to settle your Performance Rights by way of cash payment.

1.17 Confidentiality

Details of any individual Performance Rights offers are to be treated as strictly confidential and should not be disclosed to any other employees of the Company.

2 Taxation Issues

The summary below provides a general outline of the US federal tax implications of participating in the Performance Rights Plan for a US tax resident. This brief overview reflects the applicable laws as of July 2008 and assumes that you are a resident for US federal income tax purposes in the US throughout your participation in the Performance Rights Plan. It does not consider the tax implications in relation to an individual on an international assignment, US federal estate tax nor the tax laws of any state.

The tax law surrounding Performance Rights Plan is complex and the laws change frequently. As a consequence, this information may be out of date when your Performance Rights vest or you acquire or you sell the Shares. The precise consequences of your participation in the Performance Rights Plan may be affected by your personal situation. It is therefore strongly recommended that you consult your personal tax adviser. WorleyParsons and its subsidiaries shall not be held responsible for employees who act solely on the information provided.

2.1 On Grant of your Performance Rights

There is no income tax when Performance Rights are granted to you.

2.2 On Vesting of your Performance Rights

Your rights do not vest until the performance period for the TSR and EPS performance criteria end and the determination of the number of Performance Shares is complete. For Performance Rights granted in the 2008 financial year, that vesting date is expected to occur on September 30, 2011.

2.2.1 If you did not make the Deferral Election

You will be subject to tax at your marginal income tax rate when the Performance Rights vest to you as Shares, i.e., the date the Performance Rights vest and are deemed exercised. You will be taxed on the fair market value of the Shares underlying the Performance Rights upon the issuance of the Shares. To the extent you have not already reached the applicable wage ceiling, you will be subject to FICA tax upon vesting of the Performance Rights.

2.2.2 If you made the Deferral Election

If you made the election to defer the delivery of the Shares into which the vested Performance Rights will convert, you will not be subject to tax when the Performance Rights vest. Instead, the market value of those Shares at the deferred delivery date is included in your gross income on that date. Although you will not pay income tax on the value of the Shares until they are delivered to you, you will be subject to FICA tax on the value of the Shares on the vesting date, to the extent that you have not already reached the applicable wage ceiling.

2.2.3 Deferred Taxation

If the Company determines that this Plan is subject to Code Section 409A, then the Company may, in its sole discretion, amend the US WPRP Rules and any supplementary agreements and/or documents to comply with Code Section 409A or be exempt from Code Section 409A, provided, however, that the Company makes no representation that it will make such amendments or otherwise comply and makes no undertaking to preclude Section 409A from applying to the WPRP or any Performance Rights granted thereunder.

2.3 Sale of Shares

When you subsequently sell your Shares acquired under the WPRP, you will recognize a capital gain or loss based on the difference between the sale price and your tax basis in the Shares. The capital gain or loss will be characterized as long-term if the Shares were held for more than one year from the date they are issued to you, or short-term, if the Shares were held for one year or less. Short-term capital gains are taxed at your marginal income tax rate. The maximum long-term capital gains rate is 15% for sales and exchanges on or before January 1, 2009.

Your tax basis for the Shares is generally equal to the sum of: (I) the fair market value of the Shares at vesting (or, if a deferral election was made, the date the Shares are later issued to you); and (ii) any amounts you paid to receive the Performance Rights (generally, nothing).

2.4 Withholding and Reporting

Your employer is required to withhold and report federal income tax on the fair market value of the Shares at the time the Shares are issued to you and FICA tax (to the extent you have not already exceeded the applicable wage ceiling) on the fair market value of the Shares at the time of vesting. If you elect to defer the Shares, the withholding and reporting of FICA tax will still occur at vesting. However, the withholding and reporting of federal income tax on the fair market value of the Shares will occur when your Shares are issued during the deferral period (e.g., upon termination of employment) or at the end of the deferral period. The income may be treated as supplemental wages and taxed at the flat statutory rate of 25% (35% if and to the extent your total supplemental wages for a tax year exceeds US$1 million). It is your responsibility to report and pay any taxes resulting from the sale of your Shares in your annual individual tax return. Your employer will be responsible for payment of FUTA taxes.

2.5 Dividends

Upon the issuance of Shares to you, dividends that are paid on your Shares will be taxed to you as dividend income in the tax year in which they are paid. If you receive dividend equivalent payments during the deferral period, those payments will be taxed as additional ordinary income to you and are also subject to FICA tax (to the extent you have not already reached the applicable wage ceiling).



3 Questions and Answers

Q What happens if I relocate from one country to another on an international assignment? Do my Performance Rights lapse?

A Generally speaking, your Performance Rights will not lapse if you undertake an international assignment; however, the Company reserves the right to alter the terms of the grant in cases where it is not possible to issue Shares, i.e. where securities laws in the host country prevent issue of Shares to residents in that country.

To identify tax liabilities in respect of your Performance Rights grant, you should also seek independent financial and taxation advice in relation to any proposed international assignment. A multi jurisdictional taxation liability may arise in both home and host locations where there is no double tax relief between the relevant countries. Any additional taxation liability arising from an international transfer is the personal responsibility of the employee. Income from the vesting of Performance Rights grants is non-assignment related income and not tax protected under the US Tax Equalization Policy.

Q Can I hedge my Performance Rights?

A Under no conditions can Performance Rights be hedged. Shares that are subject to a transfer restriction, such as a holding lock may also not be hedged. For further information around the hedging of Shares, please refer to the Securities Dealing Policy. The Securities Dealing Policy is located in the investor relations section of the WorleyParsons internet site.

Q Can I recieve a dividend payment with my Performance Rights?

A Generally you can only receive a dividend payment when your Performance Rights are exercised and converted to Shares. You cannot receive a dividend payment whilst holding Performance Rights. However, if cash dividends are issued to record holders of shares during a period in which you have deferred Performance Rights, than you will receive a cash payment that is equivalent to the cash dividend.

Q My Performance Rights have been exercised and converted into Shares. Can I now sell them?

A Once Performance Rights have vested, that is, the performance hurdles have been satisfied and been exercised and you have been granted Shares, you need to request their release from the Board in accordance with the terms of the offer. Once their release has been approved by the Board, you can dispose of the Shares subject to the terms of the Securities Dealing Policy, which among other things contains trading window restrictions.

Q I have recieved a Performance Right offer for this period. Does this now mean I will be guaranteed participation in future offers?

A No. Your inclusion in this offer is discretionary. Participation in a Performance Rights Plan in one year is not a commitment or guarantee of participation in any future offers.

END